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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: January 29, 2007

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REPORTS FOURTH-QUARTER
AND FULL-YEAR 2007 RESULTS

•	Fourth-Quarter 2007 Net Sales Increased 30%; EBITDA Rose 18%.

MONTERREY, MEXICO, January 28, 2008– CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales increased 30% in the fourth quarter of 2007 to US$5.8 billion and 19% for the full year reaching US$21.7 billion versus the comparable periods in 2006. EBITDA grew 18% in the fourth quarter of 2007 to US$1.1 billion and 11% for the full year, reaching US$4.6 billion.

CEMEX’s Consolidated Fourth-Quarter and Full-Year Financial and Operational Highlights

•
Higher sales in the quarter were primarily attributable to the acquisition of Rinker and better supply-demand dynamics in most of our markets. The infrastructure and residential sectors continue to be the main drivers of demand in the markets we serve.

•
Free cash flow after maintenance capital expenditures for the quarter was US$671 million, up 18% from US$570 million in the same quarter of 2006. For the full-year 2007, free cash flow after maintenance capital expenditures was down 4% to US$2.6 billion versus US$2.7 billion in 2006.

•	Operating income in the fourth quarter decreased 4%, to US$587 million, from the comparable period in 2006 and increased 1% to US$3.0 billion for the full-year 2007 versus US$2.9 billion in 2006.

Hector Medina, Executive Vice President of Planning and Finance, said: “CEMEX achieved record financial results in 2007, despite the continued uncertainty in the U.S. residential sector. This is a testimony to the resilience of our business model, the discipline of our management team and the geographical diversification of our business, which has delivered good results in weak markets and will deliver better results as the environment improves. As we look forward to 2008, and with the integration of Rinker fully completed, we are focused on paying down debt and improving the efficiency of our operations.”

Consolidated Corporate Results

In the fourth quarter of 2007, majority net income increased 43% to US$538 million from US$377 million in the fourth quarter of 2006. For the full-year 2007, majority net income increased 1% to US$2.4 billion. The increase in majority net income for the quarter is due primarily to the Rinker acquisition.

Net debt at the end of the fourth quarter was US$18.9 billion, representing a reduction of US$252 million during the quarter. The net-debt-to-EBITDA ratio remained at 3.6 times for the fourth quarter 2007. Interest coverage reached 5.7 times during the quarter, down from 8.4 times a year ago.

Major Markets Fourth-Quarter Highlights

CEMEX’s operations in Mexico reported net sales of US$938 million in the fourth quarter of 2007, up 3% from the same period in 2006. EBITDA increased 1% to US$351 million, from US$347 million in 2006. Cement, ready-mix, and aggregates volumes increased 2%, 4%, and 31%, respectively, during the quarter compared to the fourth quarter 2006.

Net sales in our operations in the United States increased 57% in the fourth quarter of 2007 to US$1.5 billion from US$923 million in the comparable period of 2006. EBITDA increased 15% to US$289 million versus the same period in the previous year. Cement volumes decreased 1%, while ready-mix and aggregates volumes increased 54% and 175%, respectively during the fourth quarter compared with the same period in 2006. These results include the effect of the Rinker.

In Spain, our net sales for the quarter were US$489 million, up 9% from the fourth quarter of 2006, while EBITDA increased 26% to US$146 million. Domestic cement volume decreased 8% during the fourth quarter of 2007 versus the same quarter in 2006. Ready-mix and aggregates volumes decreased 5% and 6%, respectively, during the quarter versus the same period of the previous year.

Our operations in the United Kingdom experienced a 6% increase in net sales, to $495 million, when compared with the same quarter of 2006. EBITDA decreased 98% to US$0.61 million in the fourth quarter from US$28 million in the fourth quarter of 2006.

During the fourth quarter of 2007, net sales in the Rest of Europe region increased 3% to US$1.0 billion versus the comparable period in the previous year. EBITDA increased 15% to US$96 million versus US$84 million in the comparable period of 2006.

CEMEX’s operations in South/Central America and the Caribbean region reported net sales of US$529 million during the fourth quarter of 2007, representing an increase of 20% from the same period in 2006. EBITDA increased 21% for the quarter to US$169 million versus US$140 million in 2006.

Fourth-quarter net sales in Africa and the Middle East region were US$190 million, up 8% from the same quarter of 2006. EBITDA decreased 3% to US$33 million for the quarter versus the comparable period in 2006.

Operations in the Asia and Australia region reported a 525% increase in net sales, to US$516 million, versus the fourth quarter of 2006, while EBITDA was US$81 million, up 381% from the same period in the previous year. This increase was mainly due to the integration of Rinker operations.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 29, 2008	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller